

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 18, 2010

Room 4631

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

>   **Re: Johnson Controls, Inc.**
>   **Form 10-K for Year Ended September 30, 2009**
>   **File No. 001-05097**

Dear Mr. McDonald:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief